August 15, 2024

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Claire Erlanger

Jennifer Angelini

Geoffrey Kruczek

Re:	Comment Letter dated May 23, 2024

JBS S.A.

Annual Report on Form 20-F for the Year Ended December 31, 2023

Filed March 27, 2024

File No. 333-155412

Ladies and Gentlemen:

JBS S.A. (the “Company”) is submitting this letter in response to the comment letter dated May 23, 2024 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Commission on March 27, 2024 (the “2023 Form 20-F”).

Concurrently with the submission of this response letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the 2023 Form 20-F (“Amendment No. 1”). Amendment No. 1 includes revised disclosure in response to the Staff’s comments, as noted herein.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Form 20-F for the Year Ended December 31, 2023

General

1.	To the extent that the comments contained in our letter dated May 23, 2024, relating to the Form F-4 filed by JBS B.V. (File No. 333-273211) apply to the disclosure contained in this filing, including without limitation those comments related to your MD&A and financial statements, please make appropriate and corresponding revisions, to the extent the revisions would materially change your existing disclosure.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in response to the various applicable comments contained in the comment letter dated May 23, 2024 (the “JBS B.V. May Comment Letter”) issued by the Staff with respect to Amendment No. 2 to the Registration Statement on Form F-4, filed by JBS B.V. with the Commission on March 27, 2024, as follows:

●	In response to Comment No. 2 of the JBS B.V. May Comment Letter, the Company has revised the risk factor entitled “Our ultimate controlling shareholders have influence over the conduct of our business and may have interests that are different from yours” on page 11 of Amendment No. 1,

●	In response to Comment No. 4 of the JBS B.V. May Comment Letter, the Company has revised the section entitled “Item 4. Information on the Company—B. Business Overview—Description of Business Segments” on page 45 of Amendment No. 1.

●	In response to Comment No. 6 of the JBS B.V. May Comment Letter, the Company has added a risk factor entitled “BNDESPar is a material shareholder of JBS S.A., and BNDESPar’s interests may be different from our interests or the interests of our other shareholders” on page 14 of Amendment No. 1.

●	In response to Comment No. 7 of the JBS B.V. May Comment Letter, the Company has revised the risk factor entitled “Our ultimate controlling shareholders have influence over the conduct of our business and may have interests that are different from yours” on page 12 of Amendment No. 1.

●	In response to Comment No. 8 of the JBS B.V. May Comment Letter, the Company has revised the risk factor entitled “Media campaigns related to food production; regulatory and customer focus on environmental, social and governance responsibility; and increased focus and attention by the U.S. government and other stakeholders on the meat processing industry and ESG-related issues could expose us to additional costs or risks” on page 15 of Amendment No. 1.

●	In response to Comment No. 15 of the JBS B.V. May Comment Letter, the Company has revised the sections entitled “Item 4. Information on the Company—B. Business Overview—Regulation—Brazil” on pages 63-65 of Amendment No. 1 and “Item 4. Information on the Company—B. Business Overview—Cattle and Grain Supply Chains and Deforestation” on pages 74-80 of Amendment No. 1 and the risk factor entitled “Unfavorable decisions in legal, administrative, antitrust or arbitration proceedings and government investigations may adversely affect us” on page 7 of Amendment No. 1.

●	In response to Comment No. 16 of the JBS B.V. May Comment Letter, the Company has revised the section entitled “Item 4. Information on the Company—B. Business Overview—Regulation—Europe and United Kingdom” on pages 67-72 of Amendment No. 1.

●	In response to Comment No. 17 of the JBS B.V. May Comment Letter, the Company has revised the sections entitled “Item 4. Information on the Company—B. Business Overview—Climate Reduction Goals” on pages 81-82 of Amendment No. 1 and “Item 4. Information on the Company—B. Business Overview—Cattle and Grain Supply Chains and Deforestation” on pages 75-79 of Amendment No. 1

●	In response to Comment No. 18 of the JBS B.V. May Comment Letter, the Company has revised the section entitled “Item 4. Information on the Company—B. Business Overview—Seara Sustainable Grain and Oil Sourcing Policy” on page 80 of Amendment No. 1.

●	In response to Comment No. 19 of the JBS B.V. May Comment Letter, the Company has revised the section entitled “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Other Proceedings” on page 153 of Amendment No. 1.

●	In response to Comment No. 20 of the JBS B.V. May Comment Letter, the Company has revised the section entitled “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” on page 132 of Amendment No. 1.

●	In response to Comment No. 21 of the JBS B.V. May Comment Letter, the Company has attached a revised Report of Independent Registered Public Accounting Firm in response, beginning on page F-2 of Amendment No. 1.

●	For the Company’s response to Comment No. 22 of the JBS B.V. May Comment Letter, please refer to its response below to Comment No. 11 to the JBS B.V. July Comment Letter (as defined below).

●	For the Company’s response to Comment No. 23 of the JBS B.V. May Comment Letter, please refer to its response below to Comment No. 12 to the JBS B.V. July Comment Letter.

●	For the Company’s response to Comment No. 24 of the JBS B.V. May Comment Letter, please refer to its response below to Comment No. 11 to the JBS B.V. July Comment Letter.

●	For the Company’s response to Comment No. 25 of the JBS B.V. May Comment Letter, please refer to its response below to Comment No. 11 to the JBS B.V. July Comment Letter.

●	In response to Comment No. 27 of the JBS B.V. May Comment Letter, the Company has revised the risk factors entitled “Our ultimate controlling shareholders have influence over the conduct of our business and may have interests that are different from yours” on pages 11-12 of Amendment No. 1 and “We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image” on pages 12-13 of Amendment No. 1 and the section entitled “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders” on pages 143-145 of Amendment No. 1.

In addition, the Company has revised Amendment No. 1 in response to the various applicable comments contained in the comment letter dated July 24, 2024 (the “JBS B.V. July Comment Letter”) issued by the Staff with respect to Amendment No. 3 to the Registration Statement on Form F-4, filed by JBS B.V. with the Commission on June 24, 2024, as follows:

●	In response to Comment No. 2 of the JBS B.V. July Comment Letter, the Company has revised the section entitled “Item 4. Information on the Company—B. Business Overview—Overview” on pages 44-45 of Amendment No. 1.

●	In response to Comment No. 3 of the JBS B.V. July Comment Letter, the Company has revised the risk factor entitled “We are not prohibited from incurring significantly more debt” on page 23 of Amendment No. 1 and the section entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness” on pages 127-131 of Amendment No. 1.

●	In response to Comment No. 4 of the JBS B.V. July Comment Letter, the Company has revised the risk factor entitled “Failure by us to achieve our sustainability performance targets may result in increased interest payments under future financings and harm to our reputation” on page 6 of Amendment No. 1.

●	In response to Comment No. 5 of the JBS B.V. July Comment Letter, the Company has revised the risk factor entitled “Unfavorable decisions in legal, administrative, antitrust or arbitration proceedings and government investigations may adversely affect us” on page 7 of Amendment No. 1.

●	In response to Comment No. 6 of the JBS B.V. July Comment Letter, the Company has revised the risk factors entitled “Media campaigns related to food production; regulatory and customer focus on environmental, social and governance responsibility; and increased focus and attention by the U.S. government and other stakeholders on the meat processing industry and ESG-related issues could expose us to additional costs or risks” on page 14 of Amendment No. 1 and “Our businesses are subject to government policies and extensive regulations affecting the beef, pork and poultry industries” on page 19 of Amendment No. 1 and the added a section entitled “Animal Welfare Regulations” on pages 72-74 of Amendment No. 1.

●	In response to Comment No. 8 of the JBS B.V. July Comment Letter, the Company has revised the section entitled “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders” on page 142 of Amendment No. 1.

●	In response to Comment No. 10 of the JBS B.V. July Comment Letter, the Company has added Note 26.1 to JBS S.A.’s audited financial statements beginning on page F-62 of Amendment No. 1 and revised the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Summary of Results" on pages 104-105 and 112 of Amendment No. 1.

●	In response to Comment No. 11 of the JBS B.V. July Comment Letter, the Company has revised Note 19 to JBS S.A.’s audited financial statements beginning on page F-48 of Amendment No. 1.

●	In response to Comment No. 12 of the JBS B.V. July Comment Letter, the Company has revised Note 19 to JBS S.A.’s audited financial statements beginning on page F-48 of Amendment No. 1.

●	In response to Comment No. 13 of the JBS B.V. July Comment Letter, the Company has revised Note 26.1 to JBS S.A.’s audited financial statements beginning on page F-63 of Amendment No. 1.

●	In response to Comment No. 14 of the JBS B.V. July Comment Letter, the Company has revised Note 25 to JBS S.A.’s audited financial statements on page F-61 of Amendment No. 1.

●	In response to Comment No. 15 of the JBS B.V. July Comment Letter, the Company has revised the risk factor entitled “Failure by us to meet the commitments we have made regarding our cattle and grain supply chains in Brazil may have a material adverse effect on our business and reputation” on page 6 of Amendment No. 1.

●	In response to Comment No. 16 of the JBS B.V. July Comment Letter, the Company has revised Note 28 to JBS S.A.’s audited financial statements on page F-81 of Amendment No. 1.

●	In response to Comment No. 18 of the JBS B.V. July Comment Letter, the Company has revised the section entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” on page 122 of Amendment No. 1.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer

JBS B.V.

Donald E. Baker, Esq.

John R. Vetterli, Esq.

Karen Katri, Esq.

White & Case LLP

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